

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES BOARD ELECTION AND PAYMENT OF DEFINITIVE DIVIDEND

(Santiago, April 19, 2007) CCU (NYSE: CU) informs the renewal of its Board of Directors agreed by the Regular Stockholders' Meeting held yesterday. The following are the members of the new Board, which were elected for a three-year term:

> Andrónico Luksic
> Guillermo Luksic
> Giorgio Maschietto
> Manuel José Noguera
> Carlos Olivos
> Philippe Pasquet
> Francisco Pérez
> Alberto Sobredo
> Massimo von Wunster

Additionally, the Regular Stockholders' Meeting, approved the distribution, with charge to year 2006's net income, of a Definitive Dividend Nº233 which amounts to Ch$77.62144 per share (Ch$388.1072 per ADR), totaling Ch$24,722,651,569. This dividend will be paid from April 27, 2007 and distributed among its 318,502,872 shares to the shareholders of record as on April 21, 2007.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionary industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Guinness Brewing Worldwide Limited. For more information, visit www.ccu-sa.com.